Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 24 DATED DECEMBER 30, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, and Supplement No. 23 dated December 22, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	he acquisition of a nine-story office building containing approximately 275,000 rentable square feet in Downers Grove, Illinois by a joint venture formed between us and an unrelated party; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of December 27, 2004, we had received aggregate gross offering proceeds of approximately $775.3 million from the sale of approximately 77.5 million shares in our initial public offering. After payment of approximately $15.5 million in acquisition fees, payment of approximately $73.7 million in selling commissions and dealer manager fees, payment of approximately $15.5 million in other organization and offering expenses and common stock redemptions of approximately $0.7 million pursuant to the share redemption program, as of December 27, 2004, we had raised aggregate net offering proceeds of approximately $669.9 million.

Acquisition of Highland Landmark III Building

On December 28, 2004, Wells REIT II/Lincoln – Highland Landmark III, LLC (the “Joint Venture”), a joint venture between us and Lincoln – Highland Landmark III, LLC (“Lincoln”), an unrelated party, purchased a nine-story office building containing approximately 275,000 rentable square feet (the “Highland Landmark III Building”). The Highland Landmark III Building is located on an approximate 8.77-acre parcel of land in Downers Grove, Illinois. The seller of the Highland Landmark III Building is Highland Landmark Investors Partnership, which is unaffiliated with Lincoln or us.

The purchase price of the Highland Landmark III Building was approximately $52.7 million, plus closing costs. Our share of the purchase price was approximately $50.0 million, which was funded with (i) net proceeds raised from this offering, (ii) proceeds from our $430.0 million line of credit with Bank of America, N.A. and (iii) a $30.8 million fixed rate interest-only loan secured by the property in favor of New York Life Insurance Company (the “New York Life Loan”). The New York Life Loan requires monthly interest payments of approximately $0.1 million and matures in January 2012. The annual interest rate on the New York Life Loan is 4.81%. We may prepay the New York Life Loan in full any time after December 2007 for a fee equal to the greater of (a) 1% of the then outstanding principal balance or (b) the present value of the remaining scheduled payments of principal and interest less the amount of principal being repaid.

Under the terms of the Joint Venture’s Operating Agreement and based on our capital contribution, we own 95% of the Joint Venture. Assuming the property generates sufficient operating cash flow, distributions will generally be made in the following order of priority: (1) to us in an amount equal to a 9.0% cumulative preferred return per annum based on our capital contributions; (2) to Lincoln Property Company Commercial, Inc (the “Property Manager”) in an amount equal to the property management fee called for by the Property Management Agreement between the Joint Venture and the Property Manager; (3) to Lincoln in an amount equal to a 4.5% return per annum based on their capital contribution; (4) to us and Lincoln based on a first-tier residual sharing interest of 95% and 5%, respectively, until we have earned the cumulative 10% per annum return on our capital contributions; and (5) to us and Lincoln based on a second-tier residual sharing interest of 90% and 10%, respectively.

We are responsible for the establishment of policy and operating procedures for the Joint Venture and shall manage the day-to-day business and affairs of the Joint Venture and supervise the operation of the Property Manager pursuant to the Property Management Agreement. We have the right and sole authority, acting without the consent of Lincoln, to cause the Joint Venture to sell the Highland Landmark III Building. Furthermore, we have the right to refinance the New York Life Loan and to require the members to make capital contributions for the purpose of making capital expenditures. As we control the Joint Venture, the accounts of the Joint Venture will be consolidated into our consolidated financial statements.

The Highland Landmark III Building, which was completed in 2000, is leased to PeopleSoft USA, Inc. (“PeopleSoft”) (approximately 39.5%), New York Life (approximately 11.1%) and various other office tenants (approximately 41.7%). Approximately 7.7% of the Highland Landmark III Building is currently vacant.

PeopleSoft, a company whose shares are publicly traded on NASDAQ, is the world’s second largest provider of enterprise application software. PeopleSoft provides complete solutions for more than 25 industries ranging from industrial manufacturing and consumer goods to financial services, healthcare, and public sector organizations. PeopleSoft has approximately 12,750 customers in more than 150 countries. PeopleSoft has 12,000 employees and reported a net worth, as of September 30, 2004, of approximately $3.0 billion.

New York Life, a Fortune 100 company founded in 1845, is the largest mutual life insurance company in the United States and one of the largest life insurers in the world. Headquartered in New York City, New York Life’s family of companies offers life insurance, annuities and long-term care insurance. New York Life, through its affiliates, provides institutional asset management, retirement planning and trust services and an array of securities products and services, including institutional and retail mutual funds. New York Life reported a net worth, as of September 30, 2004, of approximately $9.5 billion.

The current aggregate annual base rent for PeopleSoft, New York Life and the 13 other tenants in the Highland Landmark III Buildings is approximately $4.3 million. The current weighted average remaining lease term for all tenants in the Highland Landmark III Buildings is approximately five years. PeopleSoft has the option to extend the initial term of its lease for one additional five-year period. New York Life has the option to extend the initial term of its lease for two additional five-year periods.

The Property Manager, an affiliate of Lincoln, will provide property-management services to the Highland Landmark III Building. The Property Manager will receive a property-management fee of 4% of the property’s gross income, subject to a reduction based on any tenant-negotiated caps on management fees and subject to the order of priority for distributions described above. We do not intend to make significant renovations or improvements to the Highland Landmark III Building in the near term. We believe that the Highland Landmark III Building is adequately insured.

Indebtedness

As of December 28, 2004, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 36%. As of December 28, 2004, total indebtedness was $406.2 million, which consisted of borrowings under our $430.0 million credit facility of approximately $170.4 million and fixed-rate mortgages on certain properties totaling approximately $235.8 million. Based on the value of our borrowing-base properties, we had approximately $137.2 million in remaining capacity under our $430.0 million credit facility.